UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 29, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

CAPITAL INCREASE TO EASTERN AIR CATERING

CAPITAL INCREASE TO EASTERN AIR CATERING

On 14 December 2022, the 21st ordinary meeting of the ninth session of the Board of the Company considered and approved the Resolution in relation to the Capital Increase to China Eastern Air Catering Investment Co., Ltd. by the Company. On 28 December 2022, the Company entered into the Capital Increase Agreement with CEA Holding (the controlling Shareholder of the Company) and Eastern Air Catering (a subsidiary of CEA Holding) in Shanghai, and it was agreed that the Company and CEA Holding shall make a capital increase by way of cash, in proportion to their respective shareholdings, to Eastern Air Catering of RMB1,500 million, of which RMB675 million shall be contributed by the Company, and RMB825 million shall be contributed by CEA Holding. Prior to and after the Capital Increase, there is no change in the percentage of shareholdings held by the Company and CEA Holding in Eastern Air Catering, being the proportion as to 45% and 55%, respectively. Upon the completion of the Capital Increase, the registered capital of Eastern Air Catering will increase to RMB2,160 million.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, CEA Holding is the controlling Shareholder of the Company, holding 56.43% equity interests in the Company. Eastern Air Catering is a non-wholly owned subsidiary of CEA Holding, being directly held by CEA Holding and the Company as to 55% and 45% equity interests, respectively. Therefore, CEA Holding and Eastern Air Catering are connected persons of the Company within the meanings of the Hong Kong Listing Rules. The transaction contemplated under the Capital Increase Agreement constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the transaction contemplated under the Capital Increase Agreement exceeds 0.1% but is less than 5%, the transaction contemplated under the Capital Increase Agreement is subject to the reporting, announcement and annual review requirements but is exempted from the Independent Shareholders’ approval requirement under the Hong Kong Listing Rules.

A.	BACKGROUND

On 14 December 2022, the 21st ordinary meeting of the ninth session of the Board of the Company considered and approved the Resolution in relation to the Capital Increase to China Eastern Air Catering Investment Co., Ltd. by the Company. On 28 December 2022, the Company entered into the Capital Increase Agreement with CEA Holding (the controlling Shareholder of the Company) and Eastern Air Catering (a subsidiary of CEA Holding) in Shanghai, and it was agreed that the Company and CEA Holding shall make a capital increase by way of cash, in proportion to their respective shareholdings, to Eastern Air Catering of RMB1,500 million, of which RMB675 million shall be contributed by the Company, and RMB825 million shall be contributed by CEA Holding. Prior to and after the Capital Increase, there is no change in the percentage of shareholdings held by the Company and CEA Holding in Eastern Air Catering, being the proportion as to 45% and 55%, respectively. Upon the completion of the Capital Increase, the registered capital of Eastern Air Catering will increase to RMB2,160 million.

B.	CAPITAL INCREASE AGREEMENT

On 28 December 2022, the Company entered into the Capital Increase Agreement with CEA Holding and Eastern Air Catering. The principal terms of the Capital Increase Agreement are set out as follows:

Subject of agreement and transaction arrangements:	The Company and CEA Holding shall make a capital increase by way of cash, in proportion to their respective shareholdings, to Eastern Air Catering of RMB1,500 million, of which RMB675 million shall be contributed by the Company, and RMB825 million shall be contributed by CEA Holding.

Payment method of the increased capital:	The Company and CEA Holding shall make the payment in one lump, which shall be remitted to the account designated by Eastern Air Catering via bank transfer within twenty working days from the effective date of the Capital Increase Agreement.

Taking effect of agreement:	The Capital Increase Agreement shall take effect upon the affixing of signatures and seals by the legal representatives of the parties or their authorised representatives.

Liabilities of default:	The defaulting party shall take remedial measures or be liable for the corresponding obligations of default for any acts of default incurred by such party.

C.	NATURE OF TRANSACTION

The Company and CEA Holding shall make a capital increase by way of cash, in proportion to their respective shareholdings, to Eastern Air Catering of RMB1,500 million, of which RMB675 million shall be contributed by the Company, and RMB825 million shall be contributed by CEA Holding. Prior to and after the Capital Increase, there is no change in the percentage of shareholdings held by the Company and CEA Holding in Eastern Air Catering, being the proportion as to 45% and 55%, respectively. Upon the completion of the Capital Increase, the registered capital of Eastern Air Catering will increase to RMB2,160 million.

The structure of share capital in Eastern Air Catering prior to the Capital Increase

Shareholders	Contribution amounts	Proportion of the registered capital
	(RMB in hundred million)	(%)
CEA Holding	3.63	55
The Company	2.97	45

Total	6.60	100

The structure of share capital in Eastern Air Catering after the Capital Increase

Shareholders	Contribution amounts	Proportion of the registered capital
	(RMB in hundred million)	(%)
CEA Holding	11.88	55
The Company	9.72	45

Total	21.60	100

D.	BASIS FOR DETERMINATION OF CONTRIBUTION AMOUNTS

The amount of the Capital Increase was determined with reference to: (1) the current capital status of Eastern Air Catering; (2) the capital requirements of Eastern Air Catering for future development; (3) the respective shareholdings of the Company and CEA Holding. Prior to and after the Capital Increase, there is no change in the percentage of shareholdings held by the Company and CEA Holding in Eastern Air Catering. The Capital Increase is conducted by the parties following the market rules, and in compliance with the requirements of relevant laws and regulations.

E.	REASONS FOR AND BENEFITS OF THE CAPITAL INCREASE

The Capital Increase by way of cash made by the Company and CEA Holding to Eastern Air Catering on a pro rata basis helps Eastern Air Catering to optimise assets structure, lower gearing ratio, improve corporate credit, as well as enhancing financial security and anti-risk capabilities while facilitating Eastern Air Catering to overcome the impact of the COVID-19, capture the opportunities of development in industry, improve the operating situation, as well as enhancing its sustainability and market competitiveness, so as to allow the Company to obtain air catering services of higher quality.

After the completion of the Connected Transaction, there is no change in the Company’s shareholding in Eastern Air Catering, nor will there be a material adverse effect on the Company’s financial status and operating results.

Based on the above, the Directors (including the independent non-executive Directors) are of the view that the Connected Transaction is carried out upon arm’s length negotiations between both parties, conducted on normal commercial terms or better, and entered into in the ordinary course of business of the Company, being fair and reasonable and in the interests of the Company and the Shareholders as a whole.

F.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, CEA Holding is the controlling Shareholder of the Company, holding 56.43% equity interests in the Company. Eastern Air Catering is a non-wholly owned subsidiary of CEA Holding, being directly held by CEA Holding and the Company as to 55% and 45% equity interests, respectively. Therefore, CEA Holding and Eastern Air Catering are connected persons of the Company within the meanings of the Hong Kong Listing Rules. The transaction contemplated under the Capital Increase Agreement constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the transaction contemplated under the Capital Increase Agreement exceeds 0.1% but is less than 5%, the transaction contemplated under the Capital Increase Agreement is subject to the reporting, announcement and annual review requirements but is exempted from the Independent Shareholders’ approval requirement under the Hong Kong Listing Rules.

Certain Directors (namely Mr. Li Yangmin, Mr. Tang Bing, Mr. Lin Wanli, Mr. Jiang Jiang) are the directors of CEA Holding, which may be deemed to have material interests in the Connected Transaction. Therefore, they have abstained from voting at the Board meeting convened for approving the Connected Transaction. Save for those disclosed above, no Director has any material interests in the Connected Transaction.

G.	GENERAL INFORMATION

Information in relation to the Group

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

Information in relation to CEA Holding

CEA Holding is principally engaged in the operation of all the state-owned assets and equity interests, invested and formed by the state in CEA Holding and its invested entities.

As at the date of this announcement, the controlling shareholder and the actual controller of CEA Holding is SASAC, and CEA Holding is owned by the following parties:

(i)	as to 68.42% by SASAC;

(ii)

as to 11.21% by China Life Investment Insurance Asset Management Company Limited (國壽投資保險資產管理有限公司), which is directly wholly-owned by China Life Insurance (Group) Company (中國人壽保險（集團）公司) and is ultimately wholly- owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd. (上海久事（集團）有限公司), which is directly wholly-owned by Shanghai SASAC;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd. ( 中國國新資產管理有限公司), which is directly wholly-owned by China Reform Holdings Corporation Ltd. ( 中國國新控股有限責任公司 ) and is ultimately wholly-owned by SASAC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd. ( 中國旅遊集團有限公司 ), which is directly wholly-owned by SASAC.

Information in relation to Eastern Air Catering

Eastern Air Catering is a non-wholly owned subsidiary of CEA Holding. Eastern Air Catering and its subsidiaries are mainly engaged in the business of providing catering and related services to airline companies, and have established operation centres at various airports located in Shanghai, Beijing, Yunnan, Jiangsu, etc.

As at the date of this announcement, Eastern Air Catering is held as to 55% and 45% by CEA Holding and the Company, respectively.

The following table sets forth the audited financial information of Eastern Air Catering for the years ended 31 December 2020 and 31 December 2021:

	For the year ended 31 December
	2020	2021
	(RMB in hundred million)
Losses before tax	6.67	7.83
Losses after tax	5.51	7.88

According to the audited financial accounts of Eastern Air Catering as of 31 December 2021, the total assets and net assets of Eastern Air Catering are RMB2,936 million and RMB115 million, respectively.

H.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	means the board of Directors of the Company

“Capital Increase” or “Connected Transaction”	means the capital increase to Eastern Air Catering by the Company and CEA Holding of RMB1,500 million by way of cash in proportion to their respective shareholdings, of which the Company contributed RMB675 million and CEA Holding contributed RMB825 million

“Capital Increase Agreement”	means the China Eastern Air Catering Investment Co., Ltd. Capital Increase Agreement entered into by the Company with CEA Holding and Eastern Air Catering dated 28 December 2022, pursuant to which, the Company and CEA Holding increased the capital contribution to Eastern Air Catering of RMB1,500 million by way of cash in proportion to their respective shareholdings, of which the Company contributed RMB675 million and CEA Holding contributed RMB825 million

“CEA Holding”	means 中 國 東 方 航 空 集 團 有 限 公 司 (China Eastern Air Holding Company Limited), the controlling Shareholder of the Company

“Company”	means 中 國 東 方 航 空 股 份 有 限 公 司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively

“connected persons”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Directors”	means the directors of the Company

“Eastern Air Catering”	means 東 方 航 空 食 品 投 資 有 限 公 司 (China Eastern Air Catering Investment Co., Ltd.), which is directly owned as to 55% by CEA Holding and is therefore an associate of CEA Holding

“Group”	means the Company and its subsidiaries

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“Independent Shareholders”	means Shareholders, excluding CEA Holding and its associate(s)

“PRC”	means the People’s Republic of China

“RMB”	means Renminbi, the lawful currency of the PRC

“SASAC”	means the State-owned Assets Supervision and Administration Commission of the State Council

“Shareholder(s)”	means the shareholder(s) of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“%”	means per cent

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 28 December 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).